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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact: Avigdor Luttinger VP Marketing and Corporate Strategy Magic Software Enterprises (949) 250-1718 X299 Press_relations@magicsoftware.com	Contact: Mr Olivier PICCIOTTO CEO Twinsoft +33 (01) 69 18 79 04 sales@twinsoft.fr

Magic Software Enhances Its Legacy Integration Capabilities with Twinsoft

Paris, France  (July 21st, 2005) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and application development technology, and Twinsoft, a leading vendor of mainframe application integration, have concluded a sales and technology partnership that will enhance their respective offerings to the legacy systems market.

The partnership with Paris-based Twinsoft, expands Magic’s iBOLT Integration Suite, by exposing the business logic of IBM, BULL, AS/400 and other mainframe applications as SOAP-based Web Services. Twinsoft’s ”Convertigo” enables users to extend the use of their legacy applications by integrating them into EAI and SOA architectures.

This partnership offers a practical, cost effective response to regulatory and legal requirements introduced by new standards, such as Basel 2, AS2, IAS/IFRS, as well as to technical integration imperatives of legacy applications.

“Our partnership with Magic satisfies our customers’ genuine desire to entrust their project to a single provider who understands both the business and technical issues. Our Legacy Integration expertise delivers a rapid return on investment to our customers,” stated Olivier Picciotto, CEO of Twinsoft.

“The constant expansion of our partner community ensures that iBOLT continues to enrich its connectivity and interoperability capabilities, fulfilling our customer’s needs,” stated Avigdor Luttinger VP Marketing and Corporate Strategy at Magic Software. “Twinsoft holds a leading position in the IBM midrange and mainframe environments, and its proven technology will even further increase the effectiveness of our customers’ integration projects.”

Magic Software and Twinsoft have already started to jointly develop iBOLT projects. A series of events where they will present the advantages and details of their joint offering are currently available. For more information on these events see: http://www.magicsoftware.com/france Events section.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. Magic’s WW HQ offices are located in Or Yehuda, Israel, its  EMEA HQ in Houten, the Netherlands,  and the North American HQ is located in Laguna Hills, CA, USA. www.magicsoftware.com.

About Twinsoft:

Twinsoft is a vendor of a legacy integration platform focused on IBM BULL and DEC legacy systems. Twinsoft technology facilitates the integration of legacy applications into WEB and E-business architectures, such as services oriented architectures (SOA). Twinsoft is recognized by industry analysts such as the Gartner Group as being one the most adapted integration solutions to the European market. The company’s office is located at Le Mont Royal 21, Paris, France

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: July 21th, 2005